

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05

January 30, 2008

Mr. Glen Hjort
Chief Financial Officer
MPM Technologies, Inc.
199 Pomeroy Road
Parsippany, New Jersey 07054

   Re: MPM Technologies, Inc.
     Form 10-KSB for Fiscal Year Ended December 31, 2006
     Filed April 17, 2007
     Response Letter Dated December 28, 2007
     File No. 0-14910

Dear Mr. Hjort:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

General

1. Please submit your letter of correspondence to us dated December 28, 2007 on EDGAR.

Financial Statements

Note 11 – Mineral Properties

2.   We note you have not complied with prior comment four, asking that you expand
       your disclosures to discuss how you are able to support the recoverability of your
       mineral property investment following the guidance for impairment testing under
       SFAS 144 and EITF 04-3. We understand that you believe the value of your
       property interests exceed their carrying values. However, since you report a loss
       from operations for 2006, and have a history of reporting losses from operations,
       the guidance in paragraph 8 of SFAS 144 requires that you conduct impairment
       testing. An essential part of this endeavor is compiling the documentation
       necessary to support your conclusions.

       If you have not performed the impairment testing required under GAAP, we urge
       you to undertake this effort without delay. Please understand that you would need
       to limit the information utilized in any such testing to that which was available at
       the time of filing your reports, pertaining to conditions existing at the balance
       sheet dates. Once this is complete, you would need to recognize an impairment
       charge for any value that you are not able to support; your disclosure should
       describe the basis for estimating future cash flows in testing the asset for
       recoverability. Please amend your filing accordingly.

Note 12 – Prepaid Royalty

3.   We note you have not complied with prior comment five, requesting that you
       expand the disclosures in your filing to discuss how you determined that the note
       receivable, which you re-characterized as a prepaid royalty, from the inventor of
       the Skygas technology is fully recoverable and not impaired. You indicate that
       you also have accrued liabilities payable to this inventor, and suggest that
       offsetting may be appropriate. Tell us whether you have met all of the conditions
       necessary to offset described in paragraph 5 of FIN 39, as clarified in EITF Topic
       D-43. If you are not able to show this to be the case, please assess recoverability
       following the guidance in SFAS 5, limiting the information utilized to that which
       was available at the time of filing your reports, pertaining to conditions existing at
       the balance sheet dates. If you are unable to offset or support recoverability, you
       will need to recognize an impairment loss. Please amend your filing as necessary.

Exhibits

4.   We note the certifications submitted in response to prior comment six are dated
       March 30, 2007. Please ensure that the dates of the certifications filed with your
       amendment are updated to comply with Rule 12b-15 of Regulation 12B of the
       Exchange Act, corresponding to the date of your filing.

Form 10-QSB for the Quarter Ended September 30, 2007

5.   We have read your response to prior comment eight in which you explain that you
        were not aware of the amounts and magnitude of the settlements of disputes and
        back charges related to systems that were designed and installed in previous
        years, culminating in the $1,050,000 loss recorded in the first quarter of 2007, at
        the time of filing your Form 10-KSB. It continues to be unclear how you
        determined that no disclosure or accrual would be required at the date of your
        filing, since knowledge of the precise amount of the settlement is not a criterion
        for disclosure or accrual.

        Specifically, the guidance in paragraph 3 of FIN 14 stipulates that if information
        indicates it is probable a liability has been incurred, and the reasonable estimate
        of loss is a range, you need to accrue the better estimate within the range or, if no
        better estimate exists, the minimum amount in the range. Further, the guidance in
        paragraph 10 of SFAS 5 states that "…disclosure of the contingency shall be
        made when there is at least a reasonable possibility that a loss or an additional
        loss may have been incurred. The disclosure shall indicate the nature of the
        contingency and shall give an estimate of the possible loss or range of loss or
        state that such an estimate cannot be made."

        Therefore, unless you had assessed the probability of loss as remote at the time of
        filing your report, disclosure would be mandatory. Similarly, unless you were
        unable to discern a reasonable estimate of the range of loss, where the minimum
        amount was other than zero, an accrual in 2006 would be expected. Please
        address the criteria in the guidance cited above, as it relates to information known
        about the loss contingency as of the date of filing your Form 10-KSB, and revise
        accordingly.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Tracie Towner at (202) 551-3744 if you have questions
regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief